Exeter Resource Corporation

Response to Staff Comments

The following table addresses the Staff’s Comments as listed in the SEC’s Staff’s Comment Letter dated August 10, 2005 with regards to the submission of Exeter’s 20-F Registration Statement Amendment #3 submitted on July 29, 2005.

Comment Number	Page Number(s)	Comments

1.	18, 21, 27, 29, 55,

The information within the Registration Statement has been updated with the most recent information available.

The recent acquisition of the remaining portion of Cognito has been added to the document.

2.		The La Cabeza Technical Report is being filed concurrently with this 20-F Amendment on EDGAR.

Dated: August 19, 2005	Signed: /s/ Bryce Roxburgh Bryce Roxburgh, President/CEO and Director